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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 21 2018

SEC FILE NUMBER
8-65939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckram Securities, Ltd.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road, Suite 4

(No. and Street)

Glen Cove	New York	11542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter DeBuona   516-759-7400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


DM

OATH OR AFFIRMATION

I, Peter DeBuona _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckram Securities, Ltd. _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

CAROLANN FILIPPONE
Notary Public, State of New York
No 30-4672838
Qualified in Nassau County
Commission Expires February 28, 2019

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of CASH FLOWS
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ EXEMPTION REPORT

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2017



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Buckram Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buckram Securities Ltd. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Buckram Securities Ltd. as of December 31, 2017, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buckram Securities Ltd.'s management. Our responsibility is to express an opinion on Buckram Securities Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Buckram Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Buckram Securities Ltd.'s financial statements. The supplementary information is the responsibility of Buckram Securities Ltd.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Buckram Securities Ltd.'s auditor since 2010.

Melville, New York
February 7, 2018

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 454,072
Deposit with clearing broker	29,391
Investment advisory fees receivable	34,209
Commissions receivable	5,200
Prepaid expenses	21,178
Taxes receivable	4,385
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $14,308	4,870
Security deposits	3,100
Total assets	$ 556,405

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,882
Accrued commissions	40,803
Total liabilities	53,685
Stockholder's Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	292,126
Total stockholder's equity	502,720
Total liabilities and stockholder's equity	$ 556,405

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 406,220
Investment advisory fees	86,082
Other income	253
Total revenues	492,555
EXPENSES:	
Commission	135,193
Compensation and benefits	158,606
Insurance	45,754
Occupancy and equipment	22,345
Professional fees	63,867
Clearance charges and regulatory fees	23,506
Communications and data processing	4,324
Other operating expenses	8,072
Total expenses	461,667
Net income	$ 30,888

The accompanying notes are an integral part of this financial statement.

3

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 2	$ 210,592	$ 261;238	$ 471,832
Net income	-	-	30,888	30,888
Balance, December 31, 2017	$ 2	$ 210,592	$ 292,126	$ 502,720

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 30,888
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	1,945
Changes in operating assets and liabilities:	
Commissions receivable	(4,300)
Taxes receivable	2,862
Prepaid expenses	(1,758)
Investment advisory fees receivable	(34,209)
Accounts payable and accrued expenses	931
Accrued commissions	30,489
Net cash provided by operating activities	26,848
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, fixtures and equipment	(3,395)
Net cash used in investing activities	(3,395)
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	23,453
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	460,010
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$ 483,463

Reconciliation of cash, cash equivalents, and restricted cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the same such amounts shown in the statement of cash flows.

	12/31/17
Cash	$ 454,072
Deposit with clearing broker	29,391
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 483,463

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis. The Company is also an investment advisor ("RIA") registered with the SEC and the Company is licensed as an insurance agency with the NYS Department of Financial Services ("NYSDFS").

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker. As an investment advisor, the Company manages customer accounts in accordance with executed agreements.

2. Significant Accounting Policies

Basis of presentation
The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry. The U.S. dollar ($) is the functional currency of the Company.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions
Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the agreement.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from

customer trades executed by the clearing broker and customer purchases of insurance products.

Furniture, fixtures and equipment
Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2017 are as follows:

Computer equipment and software	$ 10,800
Leasehold improvements	4,604
Furniture and fixtures	3,774
	19,178
Less: accumulated depreciation and amortization	14,308
	$ 4,870

Income taxes
The Company has elected S Corporation status for income tax purposes and, accordingly, all taxable income, deductions, and tax credits of the Company are passed through to, and included in, the stockholder individual income tax returns.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Amounts reported as restricted cash represent the deposit with clearing broker.

3. Fair Value

Fair Value Hierarchy
The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement
A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash and cash equivalents
The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

Deposit with clearing broker
Deposit with clearing broker consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturity or has a short-term maturity and carries an interest rate that approximates market rates. The deposit with clearing broker is generally categorized in level 1 of the fair value hierarchy.

Investment advisory fees receivable
The carrying amount of investment advisory fees receivable approximates its fair value due to its short-term nature. The investment advisory fees receivable is generally categorized in level 1 of the fair value hierarchy

Accrued expenses and accrued commissions
The carrying amounts of accrued expenses and accrued commissions approximate their fair value due to their short-term nature. Accrued expenses and accrued commissions are generally categorized in level 1 of the fair value hierarchy.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limit. Accounts at each institution are insured by the FDIC up to $250,000. At December 30, 2017, the Company had $203,953 in excess of the FDIC insured limit.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2017, the Company had net capital of $469,187, which was $464,187 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

The Company does not carry the accounts of its customers and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

6. Commitments and Contingent Liabilities

At December 31, 2017, the Company does not have any obligations under commitments or contingent liabilities which require disclosure under U.S. generally accepted accounting principles.

7. Guarantees

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying rate, price, index or the occurrence/nonoccurrence of an event related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of the indebtedness of others. At December 31, 2017, the Company does not have any guarantee arrangements, as defined.

8. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 7, 2018, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Net capital:	
Total stockholder's equity	$ 502,720
Deductions and/or charges:	
Prepaid expenses	21,178
Furniture, fixtures and equipment, net	4,870
Taxes receivable	4,385
Security deposits	3,100
Net capital	$ 469,187
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 12,882
Accrued commissions	40,403
Total aggregate indebtedness	$ 53,685
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 3,579
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 464,187
Ratio: Aggregate indebtedness to net capital	.11 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities.



February 7, 2018

Buckram Securities Ltd. Exemption Report

Buckram Securities Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2017, the Company states the following:

- The Company claimed an exemption from 17 C.F. R §240.15c3-3 under the following provision of 17 C.F. R §15c3-3: (k)(2)(ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Peter P. DeBuona
President



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Buckram Securities Ltd.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buckram Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 7, 2018

Nawrocki Smith LLP